Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:  Melissa Feider, Staff Accountant

BY EDGAR TRANSMISSION

July 10, 2008

Ladies and Gentlemen

Re: MGT Capital Investments, Inc (File no. 001-32698) Form 10-K for Fiscal Year Ended December 31 2007

Thank you for your letter dated June 27, 2008.  We have today left telephone messages for Melissa Feider (who we understand to be on vacation until July 14, 2008) and Kathleen Collins in order to set up a conference call to discuss the Staff’s comments with our attorneys and auditors.

Please note that all correspondence should be addressed to myself and not to a Brian Radecki who is unknown to us.

Yours sincerely

ALLAN ROWLEY

CHIEF FINANCIAL OFFICER

MGT CAPITAL INVESTMENTS, INC.

KENSINGTON CENTRE, 66 HAMMERSMITH ROAD, LONDON W14 8UD

Tel: +44 (0) 20 7605 7950  Fax: +44 (0) 20 7605 7951  EMAIL  info@mgtci.com  WEB  www.mgtci.com

A COMPANY REGISTERED IN THE STATE OF DELAWARE, USA